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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELE Wealth Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18700 W 10 Mile Road, Suite 100
(No. and Street)

Southfield	MI	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammie Moore Parran 248-728-4283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, LLP
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tammie Parran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELE Wealth Advisors, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMERSON J. VAZQUEZ
Notary ID #128473383
My Commission Expires
December 23, 2022

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELE WEALTH ADVISORS, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE17A-5

YEAR ENDED DECEMBER 31, 2018

ELE WEALTH ADVISORS, INC.

CONTENTS

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Owner of
ELE Wealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which ELE Wealth Advisors, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which ELE Wealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(1) (the exemption provisions) and (2) ELE Wealth Advisors, Inc. stated that ELE Wealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ELE Wealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ELE Wealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
March 25, 2019

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

ELE WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets		
Cash and cash equivalents	$	54,996
Accounts receivable		8,711
Prepaid expenses		19,933
Total current assets	$	83,640

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accrued income tax liability	$	4,561
Accounts payable		7,585
Total current liabilities		12,146
Shareholder's Equity		
Common stock, $0.001 par value, 60,000 shares authorized, zero shares issued and outstanding, 60,000 shares to be issued		60
Additional paid in capital		11,903
Retained earnings		59,531
Total stockholder's equity		71,494
Total liabilities and shareholder's equity	$	83,640

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Commissions and Fees Revenue	
Commissions and fee revenue	$ 299,400
12-b1 Fees	15,001
Total Commissions and Fees Revenue	314,401
Operating Expenses	
Commissions	207,160
Accounting and audit fees	14,000
Professional liability insurance	14,190
Rent	12,000
Professional fees: consulting	4,349
Regulatory fees	14,397
Business license and permits	2,694
Bank service fees	311
Computer and internet expenses	2,631
Interest expense	51
Lawncare	167
Meals and entertainment	50
Office supplies	20
Donation	1,000
Administrative services	7,200
Total Operating Expenses	280,220
Taxes: Federal	3,809
Taxes: State	1,024
Total Taxes	4,833
Net Income	29,348
Beginning Shareholder's Equity	42,146
Ending Shareholder's Equity	$ 71,494

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	29,348
Changes in operating assets and liabilities:		
Accounts receivable		2,427
Accounts payable		(622)
Accounts payable icome tax liability		4,561
Prepaid expense		(10,924)
Credit card liability		(2,000)
Net Cash provided by Operating Activities		22,790
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net Cash Used by Operating Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Cash Used by Financing Activities		-
Increase in cash		22,790
Cash and cash equivalents at beginning of year		32,206
Cash and cash equivalents at end of year	$	54,996
Supplemental cash flows disclosures:		
Income tax paid	$	4,833

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

ELE Wealth Advisors, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Michigan corporation, formed in December 2012, and provides investment products to individuals and closely held businesses. Ellis Liddell owns 100% of the Company. The Company is exempt from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S generally accepted accounting principles and is required by the SEC and FINRA.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less at the date of purchase to be cash equivalents. The Company may maintain its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain

disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, effective for annual reporting entities beginning after December 15, 2017. The core principle states that an entity recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue recognition related to the Company's operations is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary. Adopted January 1, 2018, this statement had no effect whatsoever on the company's financial statements.

During the year ended December 31, 2018 and through February 21, 2019. there were several new accounting pronouncements issued by the FASB. Each of these pronouncements. as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840. Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and

early adoption is permitted. Management of the Company has determined ASU 2016-02 did not impact the financial statements and related disclosures.

Revenue recognition and accounts receivable

Revenue recognition

New revenue recognition guidance in ASC Topic 606, Revenue from Contracts with Customers, became effective for the Company in 2018. Management has reviewed the guidance in ASC Topic 606 and has determined that no change in the Company's existing revenue recognition policies was required.

Broker-Dealer Commissions

The Company recognizes revenues from commissions generated from variable annuities and mutual funds sales on behalf of its clients. Revenues are recognized when earned. In the event of a commission chargeback, the Company reduces client commissions earned in the amount of the chargeback. Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2018 as management does not believe it is exposed to any risk of loss based upon its historical experience. The Company recognizes revenue at the time it has a legal right to invoice. All invoices reflect the date that the actual revenue was earned.

Account receivable concentrations

For the year ended December 31, 2018, the Company had the following concentrations with respect to its account receivables:

	Percentage of Receivables
Customer 1	82%

Customer concentrations

For the year ended December 31, 2018, the Company had the following customer concentrations with respect to its revenues:

	Percentage of Revenue
Customer 1	31%
Customer 2	27%
Customer 3	16%
Customer 4	8%

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company does not have a deferred tax asset as of December 31, 2018.

The Company follows FASB ASC 740, Accounting for Uncertainty in Income Taxes ("ASC 740"). ASC 740 creates a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements. The Company does not have a tax position meeting the criteria specified in ASC 740. The Company remains subject to examination by U.S. federal and state jurisdictions for years subsequent to 2013, and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

Income tax espense and tax liability accrual for 2018 was calculated as follows:

Income Tax Reconciliation		**Amount**
Gross Revenues	$	314,401
Less: Expenses	$	(280,220)
Income Before Taxes	$	34,181
Federal Taxes Payable at 21% corporate Rate	$	3,809
State Taxes Payable at 3% corporate rate	$	1,024
Total Federal and State Taxes	$	4,833
Net Income	$	29,348

The income tax expense and tax liability are the same for fiscal year 2018 due to there being no tax liability timing differences.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The following is a summary of the Company's net capital position at December 31, 2018.

Net capital	$50,498
Excess of net capital over requirements	$45,498
Aggregate indebtedness to net capital	26.70%

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company renewed its lease agreement with ELE Properties, LLC, a commonly owned entity, on February 22, 2017. The Company will pay $1,000 per month for office space through

March 31, 2022. The Company paid $12,000 in rent, notated on the accompanying statement of operations, to ELE Properties, LLC during 2018.

The Company entered into an agreement with ELE Advisory Services, LLC, a commonly owned entity, on August 25, 2015 to pay $600 per month for the use of personnel to provide administrative services to the Company; beginning April 2016. The Company paid $7,200 for administrative services in 2018, reflected on the statement of operations.

The Company entered into a separate agreement with ELE Advisory Services, LLC, a commonly owned entity, on December 30, 2018 to pay reimbursement of the following expenses for the entity's cost of: $1,952 in expenses related to errors and omissions coverage through CalSurance Associates noted as professional liability insurance on the statement of operations; $1,438 paid to D'Amura & Zaidman, PLLC and K&L Gates LLP, for legal services, noted as professional fees consulting; and $308 paid to National Compliance Consultants for compliance consultation services reflected as professional fees consulting on the statement of operations.

The Company entered into a separate agreement with ELE Advisory Services, LLC, a commonly owned entity, on December 30, 2018 to receive reimbursement of the entity's cost of coverage for email archiving through Global Relay. The reimbursement was determined based on overall revenues divided by amount of business conducted by each entity to determine use of the expense item. In 2018, The Company was reimbursed $3,129 by ELE Advisory Services, LLC noted as computer and internet expenses on the statement of operations. The Company was reimbursement from ELE Advisory Services, LLC $360 for expenses paid to LaserApp for a forms update, notated on the statement of operations as computer and internet expenses. Additionally, the Company received $109 from ELE Advisory Services, LLC to correct a commissions deposit from Global Atlantic, reflected as commissions and fees revenue on the statement of operations.

NOTE 5 – COMMITMENTS AND CONTENGENCIES

In or about August of 2018, the Company received notice of an arbitration claim filed by an alleged customer of a former advisor of the Company. The claim alleges violations of certain FINRA rules and seeks damages against the Company and other co-Respondents in excess of $500,000. The Company's legal counsel has reviewed the lawsuit and has determined as of the release of these financial statements, that it is reasonable possible that an uninsured loss will occur, but the amount, if any, cannot be reasonably determined. Therefore at December 31, 2018, no accrual has been provided in these financial statements for such contingency.

NOTE 6 - SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted. ELE Wealth Advisors, Inc. is not a member of SIPC and is exempt from SIPC membership as it engages solely in the business of mutual funds and variable insurance and annuities.

NOTE 7 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 25, 2019, the date the financial statements were available to be issued. No events have occurred subsequent to the date of the statement of financial position through March 25, 2019 that would require adjustment or disclosure in the financial statements.

ELE WEALTH ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2018

Net Capital		
Shareholder equity	$	71,494
Deduct shareholder equity not allowed for net capital		-
Total shareholder equity qualified for net capital		71,494
Additions/other credits:		-
Total shareholder equity and allowable subordinated liabilities		71,494
Deductions/other charges:		
Accounts receivable commissions		(1,063)
Prepaid assets		(19,933)
Total deductions/other charges		(20,996)
Tentative net capital		50,498
Haircut on trading securities		-
Net capital	$	50,498
Aggregate indebtedness		
Accrued tax liability	$	4,561
Accounts payable		7,585
Total aggregate indebtedness	$	12,146
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	45,498
Ratio: aggregate indebtedness to net capital		26.70%

ELE WEALTH ADVISORS, INC.

SCHEDULE II
RECONCILIATION OF NET CAPITAL FROM QUARTERLY FOCUS - RULE 17 A-5(D)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION TO ANNUAL AUDITED
FINANCIAL STATEMENTS
DECEMBER 31, 2018

Net capital as reported on 4th Quarter FOCUS	$ 52,303
Adjustments from 4th Quarter FOCUS to Annual Audit	
Audit adjustments:	
Increase in non-allowable assets	(1,350)
Net income adjustment	(455)
Total adjustments	(1,805)
Revised Net Capital as reported in the Annual Audit	$ 50,498

Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ELE Wealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ELE Wealth Advisors, Inc. (the "Company") as of December 31, 2018, the related statements of operations and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedure to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Schedules I and II are the responsibility of the Company's management. Our audit procedures included determining whether Schedules I and II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on Schedules I and II, we evaluated whether Schedules I and II, including their form and content, are presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, Schedules I and II are fairly stated in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, LLP

We have served as the Company's auditor since 2017.

Dallas, Texas
March 25, 2019

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

ELE WEALTH ADVISORS, INC.
STATEMENT REGARDING RULE I 5c3-3
DECEMBER 31, 2018

The Exemption Report

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

The following statements are made to the best knowledge and belief of Tammie Parran as FinOp for ELE Wealth Advisors, Inc.

I, Tammie Parran, as the FinOp for ELE Wealth Advisors, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R section 240.15c303(k)(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2018 without exception.

Tammie Parran
Tammie Parran, CFO

26 Mar 19
Date